Exhibit 99.1

Puhui Wealth Investment Management Co., Ltd. Announces Receipt of Nasdaq Delisting Notification and Plans to Appeal

BEIJING, China, October 17, 2022 /GLOBE NEWSWIRE/ -- Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a China-based third-party wealth management service provider with a focus on wealth management services for high net worth (“HNW”) individuals and corporate clients, today announced that the Company had received a staff determination letter (the “Letter”) on October 11, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the determination of the Nasdaq staff (the “Staff”) that because the Company had not regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”) and was not eligible for a second 180 day period, unless the Company requests an appeal of this determination, the Company’s ordinary shares would be scheduled for delisting from The Nasdaq Capital Market and would be suspended at the opening of business on October 20, 2022.

The Company intends to appeal the Staff’s determination before a Hearings Panel (the “Panel”) in due course. Such a request will stay the suspension of the Company’s ordinary shares and the filing of the Form 25-NSE pending the Panel’s decision. During the period before the hearing, the Company’s ordinary shares will continue to trade on Nasdaq. Separately, the Company plans to effectuate a share consolidation to regain compliance.

At the hearing, the Company intends to present its plan to regain compliance with the Rule to the Panel. However, there can be no assurance that the Company will obtain an extension period from the Panel to regain compliance, or, if the Panel grants such an extension period, that the Company will be able to evidence compliance with the Rule before the extension period expires.

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, the Company, incorporated under the laws of Cayman Islands as a holding company, is a third-party wealth management service provider focusing on marketing financial products to, and managing funds for, HNW individuals and corporate clients in the People’s Republic of China (“PRC” or “China”), with the main operating activities conducted through the variable interest entity Puhui Wealth Investment Management (Beijing) Co. Ltd (“Puhui Beijing”), or the VIE, and its subsidiaries in China. More information about the Company can be found at: www.puhuiwealth.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact Investor Relations:

Ascent Investor Relations LLC

Tina Xiao, President

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com